UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

(Commission File No. 001-32305)

CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By:	/s/ Mario Chamorro
Name:	Mario Chamorro
Title:	Chief Executive Officer

Date: February 8, 2008

CORPBANCA ANNOUNCES

YEAR-END AND FOURTH QUARTER 2007 RESULTS

Santiago, Chile, February 7, 2008 – CORPBANCA (NYSE: BCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services, today announced its financial results for the fourth quarter ended December 31, 2007. This report is based on unaudited consolidated financial statements prepared in accordance with Chilean generally accepted accounting principles. Figures are expressed in Chilean pesos as of December 31, 2007 and percentages are expressed in real terms. Solely for the convenience of the reader, U.S. dollar amounts in this report have been translated from Chilean pesos at our December 31, 2007 exchange rate of Ch$497.87 per U.S. dollar.

•	Analysis of Results

Year ended December 31, 2007:

Net income for the year ended December 31, 2007 was Ch$51,049 million, an increase of Ch$9,051 million, or 21.6% as compared to the same period last year. Our gross margin increased by Ch$53,413 million, or 37.3% versus the same period last year. This is partly offset by an increase in operating expenses of Ch$12,221 million, provisions for loan losses of Ch$10,240 million, and price-level restatement expenses of Ch$18,419 million.

The following table provides comparative information relating to the composition of our consolidated net income for the year ended December 31, 2007, as compared to 2006, in millions of Chilean pesos (except percentages):

(Expressed in millions of Chilean pesos, except percentage amounts)	Year ended Dec 31, 2006	Year ended Dec 31, 2007	Change between 2006 and 2007	Percentage change between 2006 and 2007
Gross margin	143.077	196.490	53.413	37,3%
Operating expenses	(69.848)	(82.069)	(12.221)	17,5%
Provisions for loan losses	(15.751)	(25.991)	(10.240)	65,0%
Income attributable to investments in other companies	358	361	3	0,8%
Other non-operating expenses	(108)	(2.465)	(2.357)	2.182,4%
Net gain (loss) from price-level restatement	(7.527)	(25.946)	(18.419)	244,7%
Net income before taxes	50.201	60.380	10.179	20,3%
Income tax provisions	(8.203)	(9.331)	(1.128)	13,8%
Net income	41.998	51.049	9.051	21,6%

Fourth Quarter 2007:

Net income for the fourth quarter of 2007 was Ch$16,847 million, an increase of Ch$1,155 million, or 7.4% as compared to the prior quarter. Our gross margin increased by Ch$973 million, or 1.7% versus the previous quarter. This increase was offset by an increase in operating expenses of Ch$3,371 million and an increase in provisions for loan losses of Ch$1,256 million. Lower inflation during the fourth quarter affected the bank by reducing the expenses from price-level restatement by Ch$3,295 million.

The following table provides comparative information relating to the composition of our consolidated net income for the fourth quarter of 2007, as compared to the third quarter of 2007, in millions of Chilean pesos (except percentages):

(Expressed in millions of Chilean pesos, except percentage amounts)	Q3 2007	Q4 2007	Change between quarters	Percentage change between quarters
Gross margin	57.872	58.845	973	1,7%
Operating expenses	(20.494)	(23.865)	(3.371)	16,4%
Provisions for loan losses	(6.270)	(7.526)	(1.256)	20,0%
Income attributable to investments in other companies	14	143	129	921,4%
Other non-operating expenses	(997)	(464)	533	(53,5)%
Net gain (loss) from price-level restatement	(11.224)	(7.929)	3.295	(29,4)%
Net income before taxes	18.901	19.204	303	1,6%
Income tax provisions	(3.209)	(2.357)	852	(26,6)%
Net income	15.692	16.847	1.155	7,4%

•	Gross Margin

Year ended December 31, 2007:

The increase in our gross margin for the year ended December 31, 2007 as compared to last year is largely a result of increases in our net interest revenue with less significant gains in net fees and income from services and net foreign exchange transactions. These gains were partially offset by losses from trading activities.

The following table provides comparative information relating to the composition of our consolidated gross margin for the year ended December 31, 2007, as compared to 2006, in millions of Chilean pesos (except percentages):

(Expressed in millions of Chilean pesos, except percentage amounts)	Year ended Dec 31, 2006	Year ended Dec 31, 2007	Change between 2006 and 2007	Percentage change between 2006 and 2007
Net interest revenue	116.985	163.495	46.510	39,8%
Fees and income from services, net	30.297	36.865	6.568	21,7%
Gains from trading activities, net	7.522	(1.652)	(9.174)	(122,0)%
Foreign exchange transactions, net	324	8.849	8.525	2631,2%
Other operating gains and losses, net	(12.051)	(11.067)	984	(8,2)%
Gross margin	143.077	196.490	53.413	37,3%

Net interest revenue, as adjusted (*)	116.311	164.769	48.458	41,7%
Foreign exchange rate earnings, as adjusted (*)	998	7.575	6.577	659,0%

(*)	Includes exchange rate earnings derived from forward contracts held by Corp Banca for hedging purposes

Net interest revenue for the year ended December 31, 2007 was Ch$163,495 million, an increase of Ch$46,510 million, or 39.8%, as compared to last year. This is a result of two factors, our growth in average interest-earning assets which increased by $865,977 million over last year and our revenues from inflation indexed interest-earning assets. The accumulated inflation rate in 2007 soared over market expectations reaching 7.4% in 2007 versus the 2.1% recorded in 2006. This Inflation positively affected our results because we have a greater amount of assets denominated in inflation indexed Chilean UF currency (unidad de fomento)

than our UF denominated liabilities. As a result, our UF denominated assets reprice quicker than our peso denominated liabilities.

Fees and income from services for the year ended December 31, 2007 were Ch$36,865 million, an increase of Ch$6.568 million, or 21.7% when compared to last year. Throughout 2007, we maintained our strong growth in retail banking which allowed us to end the year with over 220 thousand retail clients. Furthermore, we continued our effort to expand cross-selling, product usage as well as raising fees inline with what we believe to be the market standard. As of December 31, 2007 we had approximately 59 thousand retail checking accounts and 233 thousand credit cards, an increase over last year of 23.1% and 35.4%, respectively. However, this strong growth in retail checking accounts has not reduced the average balance per account which remain flat at Ch$1 million and inline with industry standards. In addition, this demonstrates our strategy to grow profitably by not sacrificing our risk policies in order to obtain more clients. As for our credit cards, we have improved the account usage rate by 220 basis points over last year. Our excellent promotions such as discounts on gasoline purchases and our no interest on purchases for up to 24 months has allowed to excel in sales as well as usage rates of this product. The usage rate for our cards is above the market standard at 45.3% while the industry’s average is at 36.5%.

Net gains from trading activities and foreign exchange transactions have remained relatively flat year-on-year, decreasing slightly by 7%.

Fourth Quarter 2007:

Our gross margin increased slightly by Ch$973 million, or 1.7%, for the fourth quarter of 2007 versus the previous quarter. This is mainly due to the increase in net fees and income from services and foreign exchange transactions. This was offset by lower gains in the fourth quarter in net interest revenue, trading activities and other operating gains and losses.

The following table provides comparative information relating to the composition of our consolidated gross margin for the fourth quarter of 2007, as compared to the third quarter of 2007, in millions of Chilean pesos (except percentages):

(Expressed in millions of Chilean pesos, except percentage amounts)	Q3 2007	Q4 2007	Change between quarters	Percentage change between quarters
Net interest revenue	50.256	47.563	(2.693)	(5,4)%
Fees and income from services, net	9.141	11.165	2.024	22,1%
Gains from trading activities, net	(821)	(2.154)	(1.333)	162,4%
Foreign exchange transactions, net	890	5.679	4.789	538,1%
Other operating gains and losses, net	(1.594)	(3.408)	(1.814)	113,8%
Gross margin	57.872	58.845	973	1,7%

Net interest revenue, as adjusted (*)	50.748	48.045	(2.703)	(5,3)%
Foreign exchange rate earnings, as adjusted (*)	398	5.197	4.799	1205,8%

(*)	Includes exchange rate earnings derived from forward contracts held by Corp Banca for hedging purposes

Net interest revenue for the fourth quarter of 2007 ended at Ch$47,563 million, a decrease of Ch$2,693 million, or 5.4%, as compared to the prior quarter. This decrease is mainly due to lower gains from inflation-indexed interest revenues caused by the lower inflation experienced in the fourth quarter versus the third quarter.

Fees and income from services for the fourth quarter of 2007 was Ch$11,165 million, an increase of Ch$2,024 million, or 22.1%, as compared to the prior quarter. This increase is due to greater client transactions and a greater client base. During the fourth quarter, we sold over 5 thousand retail checking accounts and 33 thousand credit cards.

Net gains from trading activities and foreign exchange transactions increased by Ch$3,456 million during the fourth quarter of 2007 as compared to the prior quarter. Gains from foreign exchange transactions in 2007 reached Ch$5,679 million. Nevertheless, this does not represent a foreign exchange position because we have derivative positions and assets and liabilities in Chilean pesos adjusted by exchange rates whose impact on the financial statement is shown in net interest margin.

•	Operating Expenses

Year ended December 31, 2007:

Operating expenses increased by Ch$12,221 million, or 17.5%, for the year ended December 31, 2007 as compared to last year. This increase is the result of implementing our strategy to focus on retail and small and medium size companies (SMEs). As a result this requires greater investments in bank branches, personnel, and other operations. Regardless of this rise in operating expenses, we continue to maintain our efficiency leadership through our cost control culture and our state of the art technology. Our efficiency ratio (operating expenses /gross margin) at December 31, 2007 was 41.8%.

The following table provides comparative information relating to the composition of our consolidated operating expenses for the year ended December 31, 2007, as compared to last year, in millions of Chilean pesos (except percentages):

(Expressed in millions of Chilean pesos, except percentage amounts)	Year ended Dec 31, 2006	Year ended Dec 31, 2007	Change between 2006 and 2007	Percentage change between 2006 and 2007
Personnel salaries and expenses	(43.962)	(51.096)	(7.134)	16,2%
Administrative and other expenses	(20.246)	(24.954)	(4.708)	23,3%
Depreciation and amortization costs	(5.640)	(6.019)	(379)	6,7%
Total operating expenses	(69.848)	(82.069)	(12.221)	17,5%

Personnel salaries and expenses increased by Ch$7,134 million, or 16.2%, as compared to last year. This increase reflects our growth in personnel to handle additional business activity in our commercial and operational areas. As of December 31, 2007 our roster was comprised of approximately 3,100 employees, an increase of 30.4% over last year. In addition, administrative and other expenses increased during the year by Ch$4,708 million, or 23.3%, as compared to last year. As mentioned, this increase is due to our strategy to focus on the retail and SMEs banking segments, which has resulted in investments in more branches and other operations. Another important part of this strategy was the implementation of our new corporate image which was launched during the third quarter of 2007 and was accompanied by a solid marketing campaign, orientated to reposition the bank within these markets.

Fourth Quarter 2007:

Operating expenses increased by Ch$3,371 million, or 16.4%, for the fourth quarter of 2007 versus the previous quarter. This increase is mainly due to our growth in personnel to handle additional business activity in our commercial and operational areas.

The following table provides comparative information relating to the composition of our consolidated operating expenses for the fourth quarter, as compared to the third quarter, in millions of Chilean pesos (except percentages):

(Expressed in millions of Chilean pesos, except percentage amounts)	Q3 2007	Q4 2007	Change between quarters	Percentage change between quarters
Personnel salaries and expenses	(12.389)	(15.593)	(3.204)	25,9%
Administrative and other expenses	(6.623)	(6.553)	70	(1,1)%
Depreciation and amortization costs	(1.482)	(1.719)	(237)	16,0%
Total operating expenses	(20.494)	(23.865)	(3.371)	16,4%

Personnel salaries and expenses for the third quarter increased by Ch$3,204 million, or 25.9%, as compared to the prior quarter. Similarly, this increase reflects our growth in personnel to handle additional business activity in our commercial and operational areas.

•	Price-level Restatement

During the year ended December 31, 2007, we recorded Ch$25,946 million of net expenses due to price-level restatement, an increase of Ch$18,419 million as compared to last year. This is the result of the higher inflation rate experienced during year, reaching 7.4% at December 31, 2007.

Price-level restatement expenses decreased significantly in the fourth quarter when compared to the third quarter by 29.4%. This is due to the lower inflation experienced in the fourth quarter.

•	Other Indicators

Our annualized return on equity after taxes increased from 9.9% as of December 31, 2006 to 11.8% as of December 31, 2007.

Net interest margin (net interest revenue over interest-earning assets) increased by 50 basis points from 3.1% to 3.6% as of December 31, 2006 and 2007, respectively.

•	Business Activity

Loan Portfolio. Our total loan portfolio (excluding interbank loans) totalled Ch$4,317,421 million as of December 31, 2007, representing an increase of 21.4% TTM (real). This was above the average banking industry growth which allowed us to gain 50 basis points in market share, or 6.8% as of December 31, 2007 (excluding interbank loans).

(Expressed in millions of Chilean pesos, except percentage amounts)	As of Dec 31, 2006	As of Dec 31, 2007	Change between 2006 and 2007	Percentage change between 2006 and 2007
Commercial*	1.618.753	2.137.335	518.582	32,0%
Consumer*	468.232	509.956	41.724	8,9%
Foreign trade	254.537	270.368	15.831	6,2%
Housing mortgages	169.209	150.542	(18.667)	(11,0)%
Commercial mortgages	203.219	182.820	(20.399)	(10,0)%
Other commercial mortgages	1.733	1.712	(21)	(1,2)%
Other housing mortgages	198.211	370.171	171.960	86,8%
Leasing contracts	243.364	257.140	13.776	5,7%
Factored receivables	76.845	91.143	14.298	18,6%
Contingent	302.168	322.590	20.422	6,8%
Past due loans	20.530	23.452	2.922	14,2%
Other outstanding loans	91	192	101	111,0%
Total loans (excluding interbank loans)	3.556.892	4.317.421	760.529	21,4%

(*)	Includes overdrafts

According to the Chilean Superintendency of Banks and Financial Institutions (Superintendency), CorpBanca recorded TTM retail loan growth (real) of 23.8% while the average growth in the Chilean banking sector was 13.0% (real).

Wholesale loans grew from Ch$2,716,915 million to Ch$3,280,893 million as of December 31, 2006 and 2007, respectively. This growth led us to increase our market share in 50 basis points or 7.8% in 2007.

Retail loans grew by Ch$196,551 million, reaching Ch$1,036,528 million as of December 31, 2007. This growth of 23.4% allowed the bank to increase its market share in this segment from 4.5% to 4.9%. The main driver of this growth was led by retail mortgage loans of Ch$153,662 million which represent an increase of 41.6% or 2.6 times the banking industry’s average growth rate.

According to the Superintendency, CorpBanca’s growth in residential mortgage loans was amongst the leaders in the traditional banking industry (comprised of the housing mortgages and other housing mortgages), with an increase of 42.1% as of December 31, 2007 as compared to last year. This increase in residential mortgages loans easily outpaced the 16.2% growth reported for Chilean Banking Industry. This growth allowed us to increase our market share in residential mortgage loans from 3.2% to 3.9% as of December 31, 2006 and 2007, respectively.

•	Other Indicators

Our risk index (allowances for loan losses over total loans) for the year decreased to 1.3%, comparing positively to last year’s index of 1.4% and to the Chilean banking industry’s index of 1.6%. Our past-due loans over total loans (excluding interbank) was 0.5%, while the Chilean banking industry reported 0.8% as of December 31, 2007.

Our coverage ratio, measured as allowances for loan losses over past-due loans, decreased from 243.4% to 234.8% as of December 31, 2006 and 2007, respectively. The Chilean banking sector recorded a coverage ratio of 211% as of December 31, 2007.

•	Financing

(Expressed in millions of Chilean pesos, except percentage amounts)	As of Dec 31, 2006	As of Dec 31, 2007	Change between 2006 and 2007	Percentage change between 2006 and 2007
Saving accounts and time deposits	1.827.883	2.420.202	592.319	32,4%
Checking accounts	189.124	202.601	13.477	7,1%
Banker’s drafts and other demand deposits	106.570	134.107	27.537	25,8%
Mortgage bonds	359.704	353.431	(6.273)	(1,7)%
Banking Bonds	195.782	305.113	109.331	55,8%
Domestic borrowings	68.448	158.585	90.137	131,7%
Foreign borrowings	257.963	275.362	17.399	6,7%

Funds in process of settlement	22.980	31.377	8.397	36,5%
Checking accounts + other demand deposits (*)	272.714	305.331	32.617	12,0%

(*)	Net funds in process of settlement

Our domestic and other borrowings (saving accounts and time deposits, checking accounts, banker’s drafts and other demand deposits, mortgage bonds and domestic borrowings) increased by Ch$717 million, or 28.1%, as of December 31, 2007 as compared to last year. This increase was primarily a result of an increase in savings accounts and time deposits of Ch$592 million, or 32.4%.

Our strong growth in 2007 was principally funded by time deposits which at December 31, 2007 increased by 32.7% versus the prior year. Savings accounts also increased substantially year-on-year by 12.6%. Nevertheless, a significant portion of funding in 2007 was obtained by placement bonds which increased year-on-year by 55.8%. This placement provided the bank with long-term financing which principally funded housing mortgages.

•	Shareholders’ Equity

We paid dividends totalling 75% of 2006 net income on February 27, 2007, capitalizing Ch$9,776 million.

We are the fifth-largest private bank in Chile, based on our capital and reserves of Ch$433,625 million and our loans of Ch$4,317,421 million as of December 31, 2007. We have 226,909,290.6 thousand shares outstanding, a market capitalization of Ch$741,993 million (based on a share price of Ch$3.27 pesos per share) and according to the Superintendency, our equity market share is 7.3% as of December 31, 2007.

Our Basle Index as of December 31, 2007 was 11.3% compared to 13.6% as of December 31, 2006.

Conference Call on Year-End and Fourth Quarter 2007 Results

You are invited to participate in CorpBanca’s conference call on Friday, February 8, 2007 to discuss the YEAR-END AND FOURTH QUARTER 2007 RESULTS and respond to investor questions.

Time:	12:00 pm (Santiago, Chile)
10:00 am EDT (US)
3:00 pm (UK)

Call Numbers:	U.S.A. participants please dial	1866 819 7111
	Outside the US please dial	+44 1452 542 301
	UK participants please dial	0800 953 0329

Chairperson: Mr. Mario Chamorro, CEO

You should dial in 10 minutes prior to the commencement of the call.

Alternative Back-Up numbers for the conference call: In case of any problem with the above numbers, participants should dial one of the following numbers and quote “CorpBanca”:

	U.S.A. participants	1866 223 0615
	Outside the US participants	+44 1452 586 513
	UK participants	0800 694 1503

For your convenience, a 24 hour instant replay facility will be available, following the completion of the conference call, until Monday, February 11th, 2008.

Slides and audio webcast:

There will also be a live -and then archived- webcast of the conference call with PowerPoint slides through the internet accessible through the website of Capital Link at www.capitallink.com. Please click on the button “YEAR-END AND FOURTH QUARTER 2007 RESULTS Webcast”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

To listen to the replay, please call:

Instant Replay Number U.S.A.:	1866 247 4222	Access Code: 2339939#
Instant Replay Number OTHER:	+44 1452 550 000	Access Code: 2339939#
Instant Replay Number U.K.:	0800 953 1533	Access Code: 2339939#

Consolidated Balance Sheets (unaudited)

(In millions of Chilean pesos as of December 31, 2007, except percentages)

	As of December 31,		Change
	2006	2007	MCh$	%
Assets
Cash and due from banks	88.258	100.083	11.825	13,4%
Total Loans	3.556.892	4.317.421	760.529	21,4%
Provisions	(49.967)	(55.067)	(5.100)	10,2%
Loans, net	3.506.925	4.262.354	755.429	21,5%
Loans to financial institutions	21.486	28.014	6.528	30,4%
Securities trading	6.592	55.438	48.846	741,0%
Investments	163.685	184.488	20.803	12,7%
Financial derivative contracts	4.782	34.055	29.273	612,1%
Other assets	140.936	131.911	(9.025)	(6,4)%
Fixed assets	36.649	36.144	(505)	(1,4)%
Total assets	3.969.313	4.832.487	863.174	21,7%

Liabilities
Checking accounts	189.124	202.601	13.477	7,1%
Time deposits and other obligations	2.659.405	3.284.886	625.481	23,5%
Subordinated bonds	47.133	43.882	(3.251)	(6,9)%
Banking bonds	195.782	305.113	109.331	55,8%
Borrowings from domestic financial institutions	38.272	129.044	90.772	237,2%
Foreign borrowings	257.963	275.362	17.399	6,7%
Financial derivative contracts	5.306	34.238	28.932	0,0%
Other	111.018	72.687	(38.331)	(34,5)%
Total liabilities	3.504.003	4.347.813	843.810	24,1%
Shareholders’ equity	465.310	484.674	19.364	4,2%
Total liabilities and shareholders’ equity	3.969.313	4.832.487	863.174	21,7%

Consolidated Statements of Income (unaudited)

(In millions of Chilean pesos as of December 31, 2007 (except percentages)

	As of December 31,		Change
(Expressed in millions of Chilean pesos, except percentage amounts)	2006	2007	MCh$	%
OPERATING INCOME
Net interest revenue, net	116.985	163.495	46.510	39,8%
Gains from trading activities, net	7.522	(1.652)	(9.174)	(122,0)%
Fees and income from services, net	30.297	36.865	6.568	21,7%
Foreign exchange transactions, net	324	8.849	8.525	2631,2%
Other operating gains and losses, net	(12.051)	(11.067)	984	(8,2)%
Gross margin	143.077	196.490	53.413	37,3%

Personnel salaries and expenses	(43.962)	(51.096)	(7.134)	16,2%
Administrative and other expenses	(20.246)	(24.954)	(4.708)	23,3%
Depreciation and amortization	(5.640)	(6.019)	(379)	6,7%
Total operating expenses	(69.848)	(82.069)	(12.221)	17,5%
Net operating income	73.229	114.421	41.192	56,3%
Provisions for loan losses	(15.751)	(25.991)	(10.240)	65,0%
Operating income	57.478	88.430	30.952	53,9%

OTHER INCOME AND EXPENSES
Non-operating income	2.799	406	(2.393)	(85,5)%
Non-operating expenses	(2.906)	(2.870)	36	(1,2)%
Income attributable to investments in other companies	357	360	3	0,8%
Price-level restatement	(7.527)	(25.946)	(18.419)	244,7%
Total other income and expenses	(7.277)	(28.050)	(20.773)	285,5%
Income before income taxes	50.201	60.380	10.179	20,3%
Income taxes	(8.203)	(9.331)	(1.128)	13,8%
Net income	41.998	51.049	9.051	21,6%

Consolidated Statements of Income (unaudited)

(In millions of Chilean pesos as of December 31, 2007 (except percentages)

			Change
(Expressed in millions of Chilean pesos, except percentage amounts)	Q3 2007	Q4 2007	Ch$ millions	%
OPERATING INCOME
Net interest revenue, net	50.256	47.563	(2.693)	(5,4)%
Gains from trading activities, net	(821)	(2.154)	(1.333)	162,4%
Fees and income from services, net	9.141	11.165	2.024	22,1%
Foreign exchange transactions, net	890	5.679	4.789	538,1%
Other operating gains and losses, net	(1.594)	(3.408)	(1.814)	113,8%
Gross margin	57.872	58.845	973	1,7%

Personnel salaries and expenses	(12.389)	(15.593)	(3.204)	25,9%
Administrative and other expenses	(6.623)	(6.553)	70	(1,1)%
Depreciation and amortization	(1.482)	(1.719)	(237)	16,0%
Total operating expenses	(20.494)	(23.865)	(3.371)	16,4%
Net operating income	37.378	34.980	(2.398)	(6,4)%
Provisions for loan losses (*)	(6.270)	(7.526)	(1.256)	20,0%
Operating income	31.108	27.454	(3.654)	(11,7)%

OTHER INCOME AND EXPENSES
Non-operating income	(48)	339	387	(806,3)%
Non-operating expenses	(949)	(803)	146	(15,4)%
Income attributable to investments in other companies	14	143	129	921,4%
Price-level restatement	(11.224)	(7.929)	3.295	(29,4)%
Total other income and expenses	(12.207)	(8.250)	3.957	(32,4)%
Income before income taxes	18.901	19.204	303	1,6%
Income taxes	(3.209)	(2.357)	852	(26,6)%
Net income	15.692	16.847	1.155	7,4%

(*)	Under new regulations effective since January 1, 2004 provisions for loan losses are stated net of recoveries of previously charged off loans

Selected Performance Ratios	As of Dec 31, 2006 or for the 12 months then ended	As of Dec 31, 2007 or for the 12 months then ended
Solvency indicators
Basle index	13,6%	11,3%
Shareholders’ equity / Total assets	10,7%	9,0%
Shareholders’ equity / Total liabilities	12,1%	10,0%

Credit quality ratios
Past due loans / Total loans	0,6%	0,5%
Risk index (Allowances / Total loans) (1)	1,4%	1,3%
Allowances / Past due loans	243,4%	234,8%
Provisions for loan losses / Total loans*	0,4%	0,6%
Provisions for loan losses / Gross margin	11,0%	13,2%
Provisions for loan losses / Net income	37,5%	50,9%

Profitability ratios
Net interest revenue / Interest-earning assets* (2)	3,1%	3,6%
Net interest revenue, as adjusted (3) / Interest-earning assets* (2)	3,1%	3,6%
Gross margin / Total assets *	3,6%	4,1%
Gross margin / Interest-earning assets* (2)	3,8%	4,4%
Provisions for loan losses / Total assets*	0,4%	0,5%
ROA (before taxes), over total assets*	1,26%	1,25%
ROA (before taxes), over interest-earning assets* (2)	1,3%	1,3%
ROE (before taxes)*	11,9%	13,9%
ROA, over total assets*	1,1%	1,1%
ROA, over interest-earning assets* (2)	1,1%	1,1%
ROE*	9,9%	11,8%
Income attributable to investments in other companies*	17,9%	18,1%

Efficiency ratios
Operating expenses / Total assets*	1,8%	1,7%
Operating expenses / Total loans*	2,0%	1,9%
Operating expenses / Gross margin	48,8%	41,8%

Earnings
Earnings per share before taxes (Chilean pesos per share)*	0,22	0,27
Earnings per ADR before taxes (U.S. dollars per ADR)*	2,22	2,67
Earnings per share (Chilean pesos per share)*	0,19	0,22
Earnings per ADR (U.S. dollars per ADR)*	1,86	2,26
Total Shares Outstanding (Thousands)	226.909.290,6	226.909.290,6

(*)	Annualized figures
(1)	New risk index considers total loan loss allowances
(2)	Interest-earning assets: Total loans and financial investments
(3)	Includes exchange rate earnings from the forward contracts

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Corp Banca concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and Corp Banca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Contacts:

CORPBANCA:	Capital Link:
Pablo Mejia Ricci, CGA	Nicolas Bornozis
Head of Investor Relations	President
Santiago, Chile	New York, USA
Tel: (562) 660-2342	Tel: (212) 661-7566
investorrelations@corpbanca.cl	nbornozis@capitallink.com